UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
WhereBy.Us Enterprises, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Florida

   Date of organization
   July 8, 2014

Physical address of issuer
The issuer's address is 1951 NW 7th Ave, Suite 600, Miami, Florida 33136.

Website of issuer
https://www.whereby.us/

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of Securities equal to 2% of the total number of Securities sold in the Offering.

Type of security offered

Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered

25,000

Price (or method for determining price)

$1.00

Target offering amount

$25,000

Oversubscriptions accepted:

       ☑   Yes
       ☐   No

Oversubscriptions will be allocated:

       ☐   Pro-rata basis
       ☐   First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$535,000

Deadline to reach the target offering amount

April 29, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

The Company currently has 24 employees.

	Most recent fiscal year-end 2018	Prior fiscal year-end 2017
Total Assets	$404,948	$957,787
Cash & Cash Equivalents	$340,066	$793,673
Accounts Receivable	$26,781	$151,673
Short-term Debt	$314,842	$166,141
Long-term Debt	$3,649,002	$2,423,329
Revenues/Sales	$862,847	$815,176
Cost of Goods Sold	$51,444	$181,392
Taxes Paid	$0	$0
Net Income	($1,927,213)	($841,266)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Christopher Sopher
_____
(Signature)

Christopher Sopher
_____
(Name)

CEO, President, Director
_____
(Title)

February 26, 2020
_____
(Date)

/s/ Rebekah Monson
_____
(Signature)

Rebekah Monson
_____
(Name)

COO, Treasurer, Director
_____
(Title)

February 26, 2020
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christopher Sopher
_____
(Signature)

Christopher Sopher
_____
(Name)

CEO, President, Director
_____
(Title)

February 26, 2020
_____
(Date)

/s/ Rebekah Monson
_____
(Signature)

Rebekah Monson
_____
(Name)

COO, Treasurer, Director
_____
(Title)

February 26, 2020
_____
(Date)

/s/s Bruce Pinchbeck
_____
(Signature)

Bruce Pinchbeck
_____
(Name)

Chief Creative Officer, Secretary, Director
_____
(Title)

February 26, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)



February 26, 2020

WhereBy.Us Enterprises, Inc.




Up to $535,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

WhereBy.Us Enterprises, Inc. ("**WhereBy.Us**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $535,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of the Securities are referred to herein as "**Investors**". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Amount and up to $535,000 under Regulation CF from Investors in the offering of Securities described in this Form C/A (this "**Offering**"). This Offering is being conducted under Regulation CF on a best-efforts basis, and the Company must raise an amount equal to or greater than the Target Amount by April 29, 2020 (the "**Offering Deadline**"). Unless the Company raises at least the Target Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The rights and obligations of the holders of the Securities are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective Investor must complete the purchase process through the Company's intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any of the Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any document(s) or literature related to this Offering.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.whereby.us/

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://republic.co/whereby-us/

About this Form C/A
Investors should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any potential Investors with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. Assume that the

information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate this Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

WhereBy.Us Enterprises, Inc. is a Florida corporation, incorporated on July 8, 2014.

The Company is located at 1951 NW 7th Ave, Suite 600, Miami, Florida 33136.

The Company's website is https://www.whereby.us/

The Company conducts business in Florida, Pennsylvania, Oregon, Washington, and California.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.co/whereby-us/ and is attached as **Exhibit D** to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFE being offered	$25,000
Total number of Units of Crowd SAFE outstanding after Offering if Target Amount met	25,000*
Maximum amount of Units of Crowd SAFE being offered	$535,000
Total number of Units of Crowd SAFE outstanding after Offering if Maximum Amount met	535,000*
Purchase price per Security	$1.00
Minimum investment amount per Investor	$100+
Offering Deadline	April 29, 2020

Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting rights	See the description of the voting rights on page 27 hereof.

* The total number of Units of Crowd SAFE outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

\+ The Company reserves the right to amend the minimum investment amount required per Investor, in its sole discretion.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions[(1)(2)]	Net Proceeds
Minimum Individual Purchase Amount[(3)]	$100.00	$6.00	$94.00
Target Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$535,000.00	$32,100.00	$502,900.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will also receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Potential Investors should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which to evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

To date, the Company has not become profitable and relies on external financing to fund its operations.
The Company is a startup company. Since inception, the Company has relied upon issuances of securities to fund operating losses. The Company has never been profitable and will incur additional costs prior to becoming profitable, if ever. These matters raise substantial doubt about the Company's ability to continue as a going concern.

The Company cannot assure when or if it will ever be profitable. If the Company fails to raise the Minimum Amount in this Offering or fail to execute its business plan successfully, then the Company will need to raise additional capital in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. No assurance can be given that the Company will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to the Company. If the Company is not able to raise additional capital, it will likely need to curtail its expansion plans or possibly cease operations.

In order to achieve the Company's near and long-term goals, the Company will likely need to procure funds in addition to the amount raised in the Offering. If the Company is not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: a recession, downturn or otherwise, local competition or changes in consumer taste. Such adverse conditions could be substantial and could have a material adverse effect on the Company's results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is controlled by its officers and directors.
Christopher Sopher, Rebekah Monson, and Bruce Pinchbeck currently hold the majority of the Company's voting stock, and at the conclusion of this offering will continue to hold the majority of the Company's voting rights. They are also directors and officers of the Company. Investors will not have the ability to control a vote by the shareholders or the Board.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or congress may attempt to change the classification of or change the way that our online content is regulated and/or change the framework under which Internet service providers are provided safe harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Our Company relies on a multi-city model that may not be replicable.
A multi-city model requires efficiently operating unique media brands in many markets. We have focused on designing a technology platform and a replicable model that can overcome this risk, but we may face additional risks as we continue to grow and move into more cities.

Our addressable market varies by city and may not be replicable.
We are focused on 25-45 year-olds with some college or higher education, living and working around the urban core of their city. We target 10% market share for owned and operated audience. We use census data to estimate the addressable market and to calculate local marketing spending to estimate market value. We may face problems associated with different markets in new cities.

The media landscape is changing and the Company must adapt.
We will focus on staying ahead of changing user habits and brand spending by remaining in touch with our users through research and data. The biggest trend we are tracking is the movement of digital advertisers away from traditional cost per thousand impression pricing toward other measures, such as engagement, conversion, and time on site. This is generally a positive trend for us, as we are already focused on delivering against these metrics. The Company may not be successful if we are not able to keep up with the changing media landscape.

In order for the Company to compete and grow, it must attract, recruit, retain and develop necessary personnel who have needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize their products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company relies on various intellectual property rights, including trademarks, in order to operate its business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We may also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

From time to time, third parties may claim that one or more of our products infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our

business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign affected products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of such products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Products infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Risks Related to the Securities

The SEC does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

Investors should not rely on the fact that our Form C/A is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Securities being offered have not been registered under the Securities Act, in reliance, among other exemptions, on the exemptive provisions of Section 4(2) of the Securities Act and Regulation CF under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Exchange Act, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.
If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. Proposed investors may not have the opportunity, as part of their investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that a proposed Investor's desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that an Investor's investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While an Investor has the right to cancel its investment in the event the

Company extends the Offering Deadline, if an Investor chooses to reconfirm its investment, the Investor's investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to the Investor without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to the Investor.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investors 5 business days prior to the end of the Offering. This means a proposed Investor's failure to participate in the Offering in a timely manner may prevent such proposed Investor from being able to participate. It also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Crowd Safe Units of SAFE will not be freely tradable under federal law until one year from the initial purchase date. Although the Crowd Safe Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
It is important to be aware of the long-term nature of this investment. There is not now, and there likely will never be, a public market for the Crowd Safe Units of SAFE. Because the Crowd Safe Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Crowd Safe Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Safe Units of SAFE may also adversely affect the price that an Investor might be able to obtain for the Crowd Safe Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stock holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put

Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of Crowd Safe Units of SAFE may be significantly diluted as a consequence of subsequent financings.
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of Crowd Safe Units of SAFE will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to its existing investors, including the holders of Crowd Safe Units of SAFE. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Crowd Safe Units of SAFE.

In addition, the Company has certain convertible notes outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Crowd Safe Units of SAFE may be substantially different from other equity securities offered or issued by the Company at the time of conversion.
In the event the Company decides to exercise the conversion right, the Company may convert the Crowd Safe Units of SAFE into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion, including, but not limited to, liquidation preference, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors. Upon conversion of the Crowd Safe Units of SAFE the Company may not provide the Crowd Safe Units of SAFE holders the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company. The forgoing paragraph is only a summary of a portion of the conversion feature of the Crowd SAFE agreement; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Company, the holders of Crowd Safe Units of SAFE that have not been converted will be entitled to distributions as described in the Crowd SAFE agreement. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any preferred stock holders, have been paid in full. Neither holders of Crowd Safe Units of SAFE nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
WhereBy.Us is a platform for creating media publications focused on community engagement and connection. Brands use the Company's tools and model to create email newsletters, multimedia content, and events to build their audience and business.

Business Plan
The Company currently supports media brands in five cities on its platform: Miami, Orlando, Portland, Seattle, and Pittsburgh. Each brand generates revenue from user subscriptions and from self-service advertising and recurring advertising campaigns. The Company's goal is to significantly increase the number of active brands running on its platform, allowing it to leverage its technology. This fundraise will help the Company bring new creators and brands onto the platform, and further develop its technology to reduce the cost of expansion and shorten the time required to generate profitability.

The Company's Products and/or Services

Product / Service	Description	Current Market
Email Newsletters	Daily email newsletters sent by each brand running on our platform.	Locals in each city served by one of our current brands.[*]
Events	Original events produced in partnership with local businesses and entrepreneurs.	Locals in each city served by one of our current brands.[*]
Creative Marketing	Original content series produced in partnership with brands and advertisers.	Brands wanting to reach our audiences.

[*]As of the date of this Offering, Miami, Orlando, Seattle, Portland, and Pittsburgh are served by one of our current brands.

Competition
There are many independent digital media publications focused on various local communities, professional industries, or demographic groups. WhereBy.Us provides a tech platform and business model that can serve those media publications, but some of them may compete with brands that also use the Company's platform. There are also tools such as Mailchimp and WordPress for publishing media content, which creators may use in lieu of the WhereBy.Us platform.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors should independently research the Company's industry to learn about its prospects and competition.

Customer Base
WhereBy.Us works with creators who want to launch a media brand for their community, whether they are an individual, a team, or a media conglomerate. The Company provides these creators with the tools and business model to develop an audience of engaged users, and to sell advertising to advertisers within their community. Creators choose their own focus and demographics; the Company provides centralized technology, product, and sales support.

Supply Chain
WhereBy.Us uses third-party technology tools to support its own proprietary technology, including the following services: Amazon Web Services, Heroku, Google Apps for Business, Wordpress, and Stripe. the Company also contracts with third-party technology and growth consultants from time to time for specific projects.

Intellectual Property
The Company owns trademarks for its own brand, tagline, and brands operating on its platform: "WhereBy.Us", "Live like you live here", "The New Tropic", "The Evergrey", "Pulptown", "Bridgeliner", and "The Incline".

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4839993	Class 35 Class 41	The New Tropic	12/30/2014	10/27/2015	United States
4839994	Class 35 Class 41	Live Like You Live Here	12/30/2014	10/27/2015	United States
4967577	Class 35 Class 41	WhereBy.Us	5/13/2015	5/31/2016	United States
5649757	Class 35 Class 41	The Evergrey	9/12/2016	1/8/2019	United States
5840491	Class 35 Class 41	Pulptown	2/22/2018	8/20/2019	United States
87807393	Class 35 Class 41	Bridgeliner	2/22/2018	7/17/2019	United States

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting the Offering expenses will be used as follows:

Sales
We intend to add capacity to our centralized advertising sales team. We intend to open up three additional sales positions to support brands on our network, and to provide additional digital tools to support them.

Expansion
We intend to increase our budget over the next twenty-four months to cover the costs of sales, travel, onboarding, and support for new brands joining our platform. This includes personnel and digital services.

Tech & Platform Development
We intend to increase our engineering capacity and to support continued development of our technology. We intend to hire two new engineers, as well as increase our budget for freelance services and technology tools.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6%	$32,100
Sales	25%	$6,250	15%	$80,250
Expansion	25%	$6,250	20%	$107,000
Tech & Platform Development	44%	$11,000	59%	$315,650
Total	**100%**	**$25,000**	**100%**	**$535,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Christopher Sopher	President/Chief Executive Officer; elected 2014	Company strategy and vision, fundraising team leadership and management	University of North Carolina at Chapel Hill - Bachelor of Arts, Public Policy Analysis
Rebekah Monson	Chief Operating Officer/Treasurer; elected 2014	Manage team operations, company roadmap, and product/technology team	Louisiana State University - Bachelor of Arts, Mass Communication
Bruce Pinchbeck	Chief Creative Officer/Secretary; elected 2014	Management of content and event production teams	Drexel University - Bachelor of Arts, Film Production

Indemnification
Indemnification is authorized by the Company to officers and directors and their agents acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 24 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of Security	Common Stock
Par Value per Share	$0.000001
Amount Outstanding	10,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Securities	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities)	Approximately 40.7% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	Option Grants
Amount Outstanding	1,544,285
Voting Rights	No voting rights until exercised for shares of Common Stock
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Securities	When exercised the option grants will dilute other security-holders in the Company. The Company may choose to issue more option grants; as of the date of this Form C/A, the Company has an additional 955,715 shares of Common Stock reserved under its equity plan.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 10.2% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	KF Convertible Note
Amount outstanding	$250,000, representing principal and accrued interest as of January 15, 2020.

Interest Rate	None
Description of Collateral	None
Conversion Terms	Shall automatically convert into the Company's stock upon the next qualified equity raise of at least $500,000 by sale of common, preferred, or other equity securities (as further defined in the agreements) at a per security conversion price equal to the price per share paid by such bona fide unaffiliated third-party purchasers and on the same terms as those provided to such bona fide unaffiliated third-party purchasers. Within 90 days prior to and including the maturity of the note, the holder shall have the right (but not the obligation) to convert all or any portion of the outstanding principal amount of the note into fully paid and nonassessable shares of the class and series of the Company's securities having the most favorable rights and terms for the holders thereof, in such amount as is equal to 20% of all of the Company's reserved and issued securities on a fully diluted basis. Upon a change in control (as further defined in the agreement), all outstanding principal and unpaid accrued interest due on the note shall at the holder's election be (i) due and payable in full prior to the closing of the change in control transaction, or (ii) convert into the Company's most senior series of preferred stock or Common Stock if no series of preferred stock is in existence immediately prior to the closing of the change in control, or such other securities on terms and conditions agreed upon by the Company and the holder.
Other Material Terms	The note, note purchase agreement, and the investor rights agreement also reference the following terms and rights for the holder, including: (i) subordination, (ii) information and inspection rights, (iv) an annual audit, (iv) participation rights, (v) board observer rights, (vi) restrictions on use of proceeds, and (vii) transfer restrictions, including a first offer to the Company and second offer to the holder if the Company does not elect to accept the first offer.
Maturity Date	March 31, 2020
How this security may limit, dilute or qualify the Securities	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the Securities. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 0.85% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	2015 Convertible Subordinated Promissory Notes
Amount outstanding	$352,053 representing principal and accrued interest as of January 15, 2020.
Interest Rate	Annual interest rate of 7%
Description of Collateral	None
Conversion Terms	The 2015 convertible subordinated promissory notes are automatically convertible into the Company's stock upon the next qualified equity raise of at least $1,000,000 by sale of common, preferred, or other equity securities (as further defined in the agreements) at a per security conversion price equal to the lessor of (i) 80% of the per share price paid by the investors in such financing or (ii) the price equal to the quotient of $3,500,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of such financing, and otherwise on the same terms and conditions as giving to the investors in such financing.

At least 5 days prior to the maturity date of the note, the holder may elect to convert the outstanding principal balance and any unpaid accrued interest of the note on the maturity date into shares of Common Stock of the Company at a conversion price equal to the quotient of $3,500,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the maturity date.

Upon a change in control (as further defined in the agreement), all outstanding principal and unpaid accrued interest due on the note shall, at the holder's election: (i) be due and payable in full prior to the closing of the change in control transaction; or (ii) convert into the Company's most senior series of preferred stock, or Common Stock if no series of preferred stock is in existence immediately prior to the closing of the change in control, at a conversion price equal to the lesser of (a) 80% of the per share price to be paid to holders in such transaction or (b) the price equal to the quotient of $3,500,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the closing of such transaction, or such other securities on terms and conditions agreed upon by the Company and the holder. |
| Other Material Terms | The notes and the note purchase agreements also contain the following terms and rights: (i) subordination, (ii) "market stand-off" agreement, and (iii) delivery of financial statements and other information rights. |
| Maturity Date | March 31, 2020 |

How this security may limit, dilute or qualify the Securities	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the Securities. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 5.12% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	Incubator Convertible Promissory Note
Amount Outstanding	$114,992 representing principal and accrued interest as of January 15, 2020.
Interest Rate	Annual interest rate of 8%
Description of Collateral	None
Conversion Rate	The lesser of: (i) the price per security offered to investors in such offering divided by 80%; or (ii) the price obtained by dividing 1,666,667 (the "Target Valuation") by the fully-diluted capitalization of the Company immediately prior to the qualified financing. In the event the note does not convert before maturing, the noteholder may convert the note by dividing (x) the Target Valuation by (y) the fully-diluted capitalization of the Company. If, while this note remains outstanding, the Company enters into a transaction which constitutes a change of control, then the noteholder has the right, at the noteholder's option, to: (1) convert the principal balance (calculated as of immediately prior to such change of control) into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the lesser of (A) the fair market value of the Company's Common Stock established by the change of control and (B) the price obtained by dividing (x) the Target Valuation by (y) the fully-diluted capitalization of the Company as of immediately prior to such change of control; or (2) elect to accelerate the maturity date of the note, such that all unpaid principal and all accrued interest under the note, together with a premium equal to 100% of the original principal amount of this note, shall be due and payable upon consummation of the change of control, prior and in preference to payments in respect of the Company's then-outstanding capital stock.
Other Material Terms	Until immediately following the consummation of a qualified equity raise, The investor and its related entities have the right to purchase up to 25% of the total

	amount offered in the next qualified equity raise, or $500,000, whichever is greater.
	The Company is required to deliver monthly updates to noteholder with its key metrics and financial condition.
	The noteholder has board observer rights, as well as the right to appoint a director to the Company's Board of Directors, but as of the date of this Form C/A, has not exercised this right.
How this security may limit, dilute or qualify the Securities	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the Securities. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 3.51% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	2016 Convertible Promissory Notes
Amount Outstanding	$1,603,949 representing principal and accrued interest as of January 15, 2020.
Interest Rate	Annual interest rate of 7%
Description of Collateral	None
Conversion Terms	These convertible promissory notes are automatically convertible into the Company's stock upon the next qualified equity raise of at least $1,000,000 by sale of common, preferred, or other equity securities at a per security conversion price equal to the lessor of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the $1,000,000 equity raise, and otherwise on the same terms and conditions as giving to the investors in the equity raise.

At least 5 days prior to the March 31, 2020 (the "Maturity Date"), the holder may elect to convert on the Maturity Date the outstanding principal balance and any unpaid accrued interest of the note into shares of Common Stock of the Company at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the Maturity Date. |

	Upon a change in control (as further defined in the note purchase agreements), all outstanding principal and unpaid accrued interest due on the note shall at the holder's election be (i) due and payable in full prior to the closing of the change in control transaction, or (ii) convert into the Company's most senior series of preferred stock or Common Stock if no series of preferred stock is in existence immediately prior to the closing of the change in control at a conversion price equal to the lesser of (a) 80% of the per share price to be paid to holders in such transaction or (b) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the closing of such transaction, or such other securities on terms and conditions agreed upon by the Company and the holder.
Other Material Terms	The notes and the note purchase agreements also contain the following terms and rights: (i) subordination, (ii) "market stand-off" agreement, and (iii) delivery of financial statements and other information rights.
Maturity Date	The convertible promissory notes will convert in the earlier of (i) March 31, 2020, (ii) a "corporate transaction" (such as the sale of the Company) or (iii) a qualified equity financing.
How this security may limit, dilute or qualify the Securities	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the Securities. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 16.3% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	2017 Crowd Notes
Amount Outstanding	$658,524, representing principal and accrued interest as of January 15, 2020.
Interest Rate	Annual interest rate of 7%, compounded quarterly
Description of Collateral	None
Conversion Terms	Upon a qualified equity financing, the crowd notes will convert into the stock being sold in such qualified financing at a price per share of the lower of: (A) the product of (1) one minus the discount of 20% and (2) the price paid per share for preferred stock by the investors in the qualified equity financing; or (B) the quotient resulting from dividing (1) the valuation cap of $5

	million by (2) the fully-diluted capitalization immediately prior to the closing of the qualified equity financing.
	If a corporate transaction takes place prior to a qualified equity financing, the holders will receive the greater of (i) twice the outstanding principal of the crowd notes, or (ii) the quotient obtained by dividing the product of the outstanding principal and the fully-diluted capitalization immediately prior to the closing of the corporate transaction by a $5 million valuation cap.
	If a corporate transaction takes place after a qualified equity financing has occurred, and the crowd notes are still unconverted, the notes will convert as if they had converted in the qualified equity financing, as described above.
Other Material Terms	Investors who invested $50,000 or greater under the Crowd Notes have certain information rights including delivery of financial statements and updates on key metrics, and pro rata participation rights in future offerings of equity securities.
Maturity Date	The Crowd Notes will convert in the earlier of a "corporate transaction" (such as the sale of the Company) or a qualified equity financing.
How this security may limit, dilute or qualify the Securities	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the Securities. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 6.7% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	2018 Convertible Subordinated Promissory Notes
Amount Outstanding	$ 2,056,237, representing principal and accrued interest as of January 15, 2020.
Interest Rate	2.5% simple interest per annum
Description of Collateral	None
Conversion Terms	The convertible subordinated promissory notes are automatically convertible into the Company's stock upon the next qualified equity raise of at least $1,000,000 by sale of common, preferred, or other equity securities (as further defined in the agreements) at a per security conversion price equal to the lessor of

	(i) 80% of the per share price paid by the investors in such financing or (ii) the price equal to the quotient of $12,000,000 divided by the fully diluted capitalization of the Company as of immediately prior to the initial closing of the $1,000,000 equity raise, and otherwise on the same terms and conditions as giving to the investors in the equity raise. The holder may elect to convert on the maturity date the outstanding principal balance and any unpaid accrued interest of the note into the most senior class of shares of the Company at a conversion price equal to the quotient of $12,000,000 divided by the fully diluted capitalization of the Company as of the maturity date. Upon a change in control (as further defined in the agreements), all outstanding principal and unpaid accrued interest due on the note shall convert into the Company's most senior class of preferred stock and, if no preferred stock has been issued, Common Stock, at a price equal to the quotient of $12,000,000 divided by fully diluted capitalization of the Company as of immediately prior to the closing of such transaction. The Company is to give the holder 5 days of advance notice of the anticipated closing of a change in control transaction. The holder may elect in writing, at least 3 days prior to the closing of a change in control transaction, to be repaid in cash in an amount equal to the balance.
Other Material Terms	The notes and the note purchase agreements also contain the following terms and rights: (i) subordination, (ii) "market stand-off" agreement, and (iii) delivery of financial statements and other information rights.
Maturity Date	The maturity dates range from November 1, 2020 to October 31, 2021.
How this security may limit, dilute or qualify the Securities	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the Securities. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 13.15% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

The Company has the following debt outstanding:

With the exception of the Convertible Notes and Crowd Notes outstanding, the Company has no debt outstanding. Please see our financial disclosures in Exhibit C for further details on current liabilities.

Ownership

A majority of the Company is owned by Christopher Sopher, Rebekah Monson, and Bruce Pinchbeck, the officers of the Company.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Christopher Sopher	3,800,000	38%
Rebekah Monson	3,100,000	31%
Bruce Pinchbeck	3,100,000	31%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
WhereBy.Us Enterprises, Inc. (the "**Company**") was incorporated on July 8, 2014 under the laws of the State of Florida. The Company's address is 1951 NW 7th Ave, Suite 600, Miami, Florida 33136. The Company is a platform for creating media publications focused on community engagement and connection.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash comes from revenue selling the Company's products and issuing securities.

As of December 31, 2019, the Company had $334,614 in aggregate cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering, the Company's credit line, and revenue from customers of the Company's platform and products.

Capital Expenditures and Other Obligations
The Company intends to invest in its technology team and the software platform in order to expand to new markets.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used
Convertible Note	$1,361,821.88	28 Convertible Notes	Expansion and technology	06/24/2016	Rule 506(b)
Crowd Note	$536,503.67	2 Crowd Notes	Expansion and technology	08/01/2017	Regulation CF
Convertible Note	$100,000	1 Convertible Note	Expansion and technology	03/01/2018	Section 4(a)(2)
Convertible Note	$2,045,728.17	31 Convertible Notes	Expansion and technology	08/20/2018	Rule 506(b)

THE OFFERING AND THE SECURITIES

The Offering
The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"), and is offering up to $535,000 (the "**Maximum Amount**") worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Amount by April 29, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to end or extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to the Maximum Amount and the additional Securities will be allocated at the Company's discretion.

In order to purchase the Securities, a proposed Investor must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment at any time until 48 hours prior to the Offering Deadline or the closing of the Offering, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event an amount equal to two (2) times the Target Amount is reached prior to the Offering Deadline, on such date (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) (the "**Closing Date**")), the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until forty-eight (48) hours before the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Closing Date. The Company may only conduct another close before the Closing Date if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than twenty-one (21) days remain before the Closing Date.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities was determined arbitrarily. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100.00, which is subject to adjustment, in the Company's sole discretion.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The Offering is being made through the Intermediary. Upon a successfully completed closing of the Offering, Securities will be delivered to accepted Investors via email and made available to Investors on the Intermediary's portal. The Securities will not be delivered to the Investors until the Intermediary has had time to complete a final account of the Offering and the subscriptions.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The following two fields below set forth the compensation to be paid to the Intermediary in connection with the Offering.

Commission/Fees
6.0% of the amount raised in this Offering.

Stock, Warrants and Other Compensation
2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd SAFE agreement in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the Target Amount is sold), our authorized capital stock will consist of 25,000,000 shares of common stock, par value $0.000001 per share ("Common Stock"), of which 10,000,000 shares of Common Stock are issued and outstanding and an additional 2,500,000 shares of Common Stock are reserved for future issuance under the equity incentive plan of the Company.

Not Currently Equity Interests
The Securities are not equity interests in the Company and merely provide a right to receive equity or cash consideration at some point in the future, contingent upon the occurrence of certain events.

Dividends
The Securities do not entitle Investors to any dividends.

Conversion
Upon each future equity financing resulting in proceeds to the Company greater than $1,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such Equity Financing except (1) they do not provide for the right to vote on any matters except as required by law, (2) they require holders to vote in accordance with the majority of the new money investors in such future Equity Financing with respect to any such required vote, and (3) they do not provide for any inspection or information rights (other than those required by law). The Company has no obligation to convert the Securities in any future financing or at all.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient obtained by dividing (1) $15,000,000 by (2) the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "**First Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an IPO of the Company or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient obtained by dividing (a) $15,000,000 by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors
Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $50,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Conversion Rights of Major Investors
Each Major Investor shall have a right to convert, in its sole discretion, any Securities then held by such Major Investor immediately prior to the closing of the first Equity Financing into a number of shares of CF Shadow Securities calculated by dividing the aggregate Purchase Amount of the Securities held by such Major Investor by the First Financing Price.

Dissolution
If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares of CF Shadow Securities to the Investors pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the holders of Securities pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity issuances and other events can dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an initial public offering or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted transactions with related persons in the previous twelve months.

The Company has previously entered into the following related person transactions:

In February 2017, the Company sold and issued a $50,000 convertible subordinated promissory note to Terry R. Sopher Sr. and Harriet Sopher, among other seed investors. Terry R. Sopher Sr. and Harriet Sopher are the father and mother of Christopher Sopher, our CEO.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "**ESCROW AGENT**") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. In reading and considering this Form C/A, it is important to understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, it is important to be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C/A. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

WHEREBY.US ENTERPRISES, INC.

(a Florida Corporation)

Unaudited Financial Statements

Period of January 1, 2017 through December 31, 2018

Reviewed by:



TaxDrop LLC

A New Jersey CPA Group

Financial Statements

WHEREBY.US ENTERPRISES, INC.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 30, 2019

To: Board of Directors of Whereby.Us Enterprises, Inc.
         Attn: Christopher Sopher

Re: 2017-18 Financial Statement Review
         Whereby.Us Enterprises, Inc.

We have reviewed the accompanying financial statements of Whereby.Us Enterprises, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2017 and the related statements of income, equity, and cash flows for the January 1, 2017 through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Group

WHEREBY.US ENTERPRISES, INC.
BALANCE SHEET
As of December 31, 2018

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 340,066	$ 793,748
Accounts receivable	26,781	151,673
Inventory	5,652	0
Total Current Assets	372,499	945,421
Non-Current Assets:		
Property and equipment, net	28,029	6,643
Intangible assets, net	4,420	5,723
Total Non-Current Assets	32,449	12,366
TOTAL ASSETS	$ 404,948	$ 957,787
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 0	$ 10,926
Accrued expenses	15,388	16,167
Accrued interest on notes payable	267,848	131,355
Short-term loan	31,606	7,693
Total Liabilities	314,842	166,141
Non-Current Liabilities:		
Convertible notes	3,649,002	2,423,329
Total Non-Current Liabilities	3,649,002	2,423,329
TOTAL LIABILITIES Stockholders'	3,963,844	2,589,470
Deficit:		
Common Stock, ($0.000001 par, 25,000,000 shares authorized, 12,500,000 shares issued and outstanding, as of December 31, 2018 and 2017 respectively)	13	13
Additional paid-in capital	0	0
Accumulated deficit	(3,558,909)	(1,631,696)
Total Stockholders' Deficit	(3,558,896)	(1,631,683)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 404,948	$ 957,787

See Independent Accountants Review Report and Notes to Financial Statements

WHEREBY.US ENTERPRISES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018 and 2017

		2018		2017
Revenues, net	$	862,847	$	815,176
Cost of goods sold		51,444		181,392
Gross Profit (Loss)		811,403		633,784
Operating Expenses:				
General and administrative		2,641,152		1,362,660
Sales and marketing		48,922		94,300
Research and development		48,542		18,050
Total Operating Expenses		2,738,616		1,475,010
Net Income (Loss)	$	(1,927,213)	$	(841,266)

See Independent Accountants Review Report and Notes to Financial Statements

WHEREBY.US ENTERPRISES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Year Ended December 31, 2018 and 2017

| | Common Stock | | | | |
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2017	10,000,000	$ 10	$ 3	$ (790,430)	$ (790,417)
Net Income (Loss)	0	0	0	(841,266)	(841,266)
Balance as of December 31, 2017	10,000,000	10	3	(1,631,696)	(1,631,683)
Net Income (Loss)	0	0	0	(1,927,213)	(1,927,213)
Balance as of December 31, 2018	10,000,000	$ 10	$ 3	$ (3,558,909)	$ (3,558,896)

WHEREBY.US ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
		$
Net Income (Loss)	$ (1,927,213)	(841,266)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accrued interest payable	136,493	101,533
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	124,892	(68,293)
Increase (Decrease) in accounts payable	(10,926)	(8,711)
Increase (Decrease) in accrued expenses	(779)	1,282
(Increase) Decrease in inventory	(5,652)	0
Net Cash Used in Operating Activities	(1,683,185)	(815,455)
Cash Flows from Investing Activities		
Purchase of equipment and payments for internal-use software	(20,083)	13,090
Net Cash Used in Investing Activities	(20,083)	13,090
Cash Flows from Financing Activities		
Kabbage loan	23,913	7,693
Issuance of convertible notes payable	1,225,673	1,508,329
Net Cash Provided by Financing Activities	1,249,586	1,516,022
Net Change in Cash and Cash Equivalents	(453,682)	713,657
Cash and Cash Equivalents at Beginning of Period	793,748	80,091
Cash and Cash Equivalents at End of Period	$ 340,066	$ 793,748
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable	$ 0	$ 0

See Independent Accountants Review Report and Notes to Financial Statements

WHEREBY.US ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 - NATURE OF OPERATIONS

WHEREBY.US ENTERPRISES, INC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on July 8, 2014 ("Inception") in the State of Florida. The Company is a platform for community media businesses. Our technology and model support the creation of unique, engaging brands for communities across the country. As of December 31, 2018, the Company offered memberships in Miami, Seattle, Orlando, and Portland. The Company's headquarters are in Florida.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017 cash and cash equivalents were $340,066 and $793,748, respectively.

Provision for Refunds and Chargebacks

The provision for refunds and chargebacks is recorded as a reduction of revenue and is estimated based on historical experience. The provision is recorded as an accrued liability at period-end. Actual refunds and chargebacks could differ from the Company's estimates.

Property and Equipment

Property and equipment, which includes computer equipment and internally developed software, are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets which the Company estimates the useful lives to be three years for office computers and five years internally developed software.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31, 2018.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2018 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue from the sale of subscriptions over the term of the subscription period. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Deferred revenue consists of advance payments from customers, in the form of cash, for revenue to be recognized in the following year. As of December 31, 2018, the Company had no deferred revenue.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. The majority of the accounts receivable balances consist of monthly subscription fees due from credit card processing companies and the Company believes and has experience in the amount being fully collectible. Accordingly, the Financial Statements do not include an allowance for bad debt. As of December 2018, and 2017 the Company had accounts receivables totaling $26,781 and $151,673, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

Property, plant and equipment and intangible assets as December 31, 2018 and 2017 consists of the following:

	2018		2017	
Equipment	$	61,172	$	36,329
Trademarks		8,738		6,238
		69,910		42,567
Less accumulated depreciation and amortization		37,461		30,201
	$	32,449	$	12,366

NOTE 4 – NOTES PAYABLE

Extended Notes Payable

The Company has issued a total of $250,000 of 0% convertible notes (the "Notes") as of December 31, 2014. The Notes are unsecured. The Notes are due on March 31, 2020 with accrued interest if the Notes do not covert prior to March 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price will equal the price per share of Stock received by the Company in a Qualified Financing.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

The Company has issued a total of $275,000 of 7% convertible notes (the "Notes") as of December 31, 2015. The Notes are unsecured. The Notes are due on March 31, 2020 with accrued interest if the Notes do not covert prior to March 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and the Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

Long-Term Notes Payable

The Company has issued a total of $1,898,329 of 7% convertible notes (the "Notes") as of December 31, 2017. The Notes are unsecured. The Notes are due December, 2020 with accrued interest if the Notes do not covert prior to December 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

The Company has issued a total of $100,000 of 8% convertible notes (the "Notes") as of March 1, 2018. The Notes are unsecured. The Notes are due March, 2020 with accrued interest if the Notes do not covert prior to March 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $1,666,667 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

The Company has issued a total of $1,125,673 of 2.5% convertible notes (the "Notes") as of December 31, 2018. The Notes are unsecured. The Notes are due December, 2020 with accrued interest if the Notes do not covert prior to December 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $12,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

The Company has issued a total of $1,125,673 of 2.5% convertible notes (the "Notes") as of December 31, 2018. The Notes are unsecured. The Notes are due December, 2020 with accrued interest if the Notes do not covert prior to December 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $12,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 5 – INCOME TAX PROVISION

Deferred tax assets and liabilities consist of the following components as of December 31, 2018. The Company has filed its corporate income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.   The net operating loss of $1,625,896 generated from the loss incurred during the year ended December 31, 2018 will expire in 2038.

NOTE 6 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has the following classes of equity outstanding:

There are 10,000,000 shares of common stock outstanding as of December 31, 2018.   A total of 25,000,000 shares have been authorized.

NOTE 7 – STOCK-BASED COMPENSATION

Stock Option Plan

The Company has a 2018 stock compensation plan which permits the grant or option of shares to its employees for up to 2,500,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over four years. As of December 31, 2018, 1,544,285 shares are reserved for future issuance pursuant to outstanding options.

NOTE 8 –COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss for the year ending December 31, 2018 and has a net stockholder deficit. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

As of September 30, 2019 the company has issued an additional $784,614 of the 2.5% convertible notes with a valuation cap of $12,000,000, as described in Note 4.

The Company is offering up to 535,000 units of Simple Agreements for Future Equity ("SAFEs") for up to $535,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $535,000 maximum. The Company must receive commitments from investors totaling the minimum amount by March 31, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC, (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through October 1, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Company: WhereBy.Us Enterprises, Inc.

Date: _____10 / 22 / 2019_____

TaxDrop LLC
Attn: Alice Cheng, CPA
6 Wycklow Drive
Robbinsville, NJ 08691

Dear Ms. Cheng,

This representation letter is provided in connection with your review of the financial statements of WhereBy.Us Enterprises, Inc., which comprise the balance sheet as of December 31, 2017 and December 31, 2018, and the related statements of income, retained earnings, and cash flows for the periods of January 1, 2017 through December 31, 2018 and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of _____10 / 22 / 2019_____, the following representations made to you during your review.

Financial Statements
1) We have fulfilled our responsibilities, as set out in the terms of the review engagement letter dated _____10 / 22 / 2019_____, including our responsibility for the preparation and fair presentation of the financial statements.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6) Related-party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.

9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.

11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

    a)   Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

    b)   Additional information that you have requested from us for the purpose of the review.

    c)   Unrestricted access to persons within the Company from whom you determined it necessary to obtain evidence.

1) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

1) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

2) We have no knowledge of any fraud or suspected fraud that affects the Company and involves—

    ●   Management,

    ●   Employees who have significant roles in internal control, or

    ●   Others where the fraud could have a material effect on the financial statements.

3) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

4) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

5) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

6) We have disclosed to you the identity of the Company's related parties and all the related-party relationships and transactions of which we are aware.

7) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed.

Signature:

_____

Title:

 Christopher Sopher

EXHIBIT D
Offering Page found on Intermediary's Portal.

Hero image:



WHERE
BY
US
The proprietary platform that helps customers build, grow, and monetize their newsletters.

Elevator pitch: **The proprietary platform that helps customers build, grow, and monetize their newsletters.**

Summary

- $1.8M annual revenue run rate

- Our customers' newsletters received over 650,000 reads/month in Jan 2020

- Customers' advertisers include household names: Nike, Lyft, etc

- $2M of this $2.5M round placed with top VC investors, led by Brick Capital

- Investors Silicon Valley angel Jason Calacanis, and Miami Herald owner

- Advisors include key executives at Twitter, CNN, ESPN, and YouTube

- $149B addressable media/advertising market, growing fast

Problem

Running a content brand is notoriously hard. We make it easy.

Whether you're a social influencer, a writer, a media company, a charity, a university, or a business, running a media brand is loads of manual work, with a complicated stack of tools, high overhead, and uncertain economics.

Right now, customers of all sizes have to chain together dozens of tools, build their own metrics systems, hire engineers, and figure out how to make money from users or selling ads. For some, this barrier is so high they never start at all. For others, it's hard to know where to go next or how to grow. Focusing on a niche or specific community is the best way to build lasting engagement, but in the past it's been hard to make the business work that way.

We've changed that, starting with email newsletters.

Solution

We're helping customers of all sizes build, grow, and monetize their communities.

Our platform lets customers focus on their content. We help with the rest.


A newsletter all about Miami, delivered fresh daily at 7 A.M.

We give customers all the tools in one box that they need to build a media brand for their community, focused around an email newsletter, and pair those tools with a proven playbook and growing network of other creators and news publishers.

Our no-code tools help them design their brand or import their existing brand, publish an engagement focused email newsletter, automatically build a website, grow their audience, and generate revenue through user subscriptions and advertising.

The result is a world where customers control their own destiny, with a clear path to monetizing their quality work and loyal community. That goes for companies, big publishers like newspapers, small teams, and individuals with a vision.

Advertisers see the impact and value, too: every one of our customers has attracted national household names, and respected brands in their own communities, to become advertisers.

How we helped Ben build Bridgeliner in Portland.



Meet Ben.

He came to us wanting to turn his writing about Portland into a business.



Research, Branding, & Launch

Ben used our platform and playbook to research his audience and design his brand.



Learn, Iterate, & Grow

Ben selected the Bridgeliner brand using our design system, and started publishing, growing, and monetizing with our tools.

In 12 months, Ben built: **9,700 active weekly readers**
$150k annual revenue

Product

An all-in-one solution for building and engaging your community, starting with an email newsletter

Our simple process allows customers to launch, build, and make money with their community in just 6 weeks, often saving tens of thousands of dollars and hundreds of hours of work. Our model is focused on engaged users, not impressions or pageviews, which means customers get revenue-per-user that's many times the traditional industry averages.

A toolset that puts the power back in customers' hands.



Newsletter Builder
Cuts production time by 65%+
Automation features

Automated Website
Created from newsletter
Content for SEO & discovery

Self-serve Ads
As easy as FB or Google ads
Drives organic revenue

Data & Analytics
Simple metrics dashboards
Growth and engagement goals

User Subscriptions
Simple signups and management
Control over paid vs free content

Our base model is a monthly subscription and a revenue share, which keeps upfront costs low for customers and aligns our growth with our customers over time. Additional features and services provide even more revenue for us from enterprise customers.

Our growth wizard and network provide unique value and lasting relationships.



Growth Wizard
Contextual suggestions and guidance
based on our structured database of
strategies for growing revenue and readers

Growth Tools
Easy to drive organic acquisition

Network Support
Share best practices, content, insights with
other customers

Traction

650,000+ monthly reads, $1.8M+ annual revenue run rate

We currently have 5 customers on our platform in cities around the country—Miami, Orlando, Seattle, Portland and Pittsburgh—with dozens more on the way. WhereBy.Us founded these brands, and plans are underway to externalize them. Our network generates over $1.8M+ in annual revenue with more than 650,000 reads a month.

Our advanced pipeline of customers represents more than 3,000,000 email readers.



Customers

Helping all customers, from individuals to businesses to publishers

We work with customers managing communities of all sizes and interests, across verticals—whether they're already up and running, or their project is just an idea.

Our platform works for many types of customers and verticals, such as:

Customers
Independent Publishers
Media Companies
Social Influencers
Businesses
Marketers
Nonprofits
Universities

Verticals
Local / Cities
Professional Industries
Demographic Communities
Interests/Passions
Religion
Sports

But how do clients make money?
Here are a few of our happy advertisers.

  

   

  

"During the early days of legalizing ridesharing in Miami, we set a goal to build meaningful awareness and relationships with Miami's active, engaged locals. Traditional marketing doesn't do much for that, so we worked with WhereBy.Us to build a unique program of neighborhood guides and events that did. The result was relationships and goodwill that are still paying dividends for Lyft."

—Jeren Miles Deputy Director, Community Affairs at Lyft

Business model

Scalable revenue with great unit economics

We are a subscription and revenue-sharing model. We take a share of each dollar transacted with our customers' readers and advertisers, and charge ongoing recurring subscription payments, just like traditional SaaS.

Our platform enables customers to make money directly from their users, in the form of subscriptions, and from advertisers through our self-service advertising system. We also contribute revenue through our national ad network.

Strong unit economics mean customers can make money with just 1,000 readers—it costs $2.16 to acquire a reader, and they're worth $41 LTV as a free reader, and $363 when they upgrade to a paid membership. These numbers are getting even stronger as our network grows.

FREE READER CAC

$2.16

Average paid cost
across cities

FREE READER LTV

$41

$1.15/mo/sub ad revenue (Q1-19)
2.8% churn/mo average
Average ad revenue is increasing quarterly

PAYING MEMBER LTV

$363

$8/mo/member direct revenue
2.2% churn/mo average

Market

Digital advertising worth $172B+, tens of thousands of customers



Advertising is already a $238B industry in the US, with $172B+ of that being digital. By combining our subscription and ad revenue, we currently access a market worth $149B -- and that's just the local slice of the market. As we grow, we're adding customers focused on professional industries, demographic groups, and passions/interests. We're targeting independent journalists (10,000+ in the US), social influencers (500,000+ globally), and publishing companies (5,000+ in the US). And we only need 500 customers working with us to hit $100M in revenue.

Energy in this space has never been greater, and we've got a huge head start: as we continue to grow and expand, we expect our market to grow with us.



Competition

We're on a mission to become the complete backend for content businesses.

The primary competition we face is customers attempting to build their brand on their own.

Typically, they are looking at tools like Mailchimp, Substack, and Wordpress. Fundamentally these are pure DIY tools. We're a business partner in a box, not just a publishing tool. There are many tools to send email. But it's quite challenging, and there are not existing solutions, to turn your user community into consistent revenue in the way we have mastered. We do that by bringing all the pieces of building a great brand (from content to data to ads to subscriptions to growth) into one place, in a way that works together straight out of the box. That lets us grow our value proposition and market share over time into areas like SMS and messaging.

As we grow, we stay ahead of any potential competition through the strength of our network and data. We have a huge head start, and authenticity from having been customers ourselves.

Vision

A clear path to $100M with just 500 customers

WhereBy.Us has big plans for the future. By reaching our funding goal, we'll focus on expanding our platform to every vertical and customer category across the US, with our detailed go-to-market plan. We can hit $100M with just 500 customers, only a fraction of the total market. Best of all, we can be extraordinarily capital efficient in getting there, as we're already on track to hit profitability by Q3 of 2020.



	2019	2020	2021	2022	2023
Active Creators	5	65	185	366	508
Total Audience	120,000	310,000	916,000	2,813,000	7,005,000
GMV	$2.5M	$14.3M	$37M	$101M	$234M
Net Revenue	**$2.1M**	**$5.9M**	**$15.6M**	**$44M**	**$104M**

Investors

We have leading media and technology who believe in our vision, and that we're the team to make it happen.



To date we have raised $4.5M, and we have only $535,000 left in the current $2.5M round.

Investors include:

- Brick Capital, who led the current $2.5M round. Their founder, Andrew Craissati, comes from a relevant background that includes senior roles with National Geographic, Sir Richard Branson & The Virgin Group

- Renowned angel investor and entrepreneur Jason Calacanis, who's an investor in companies including Uber and Thumbtack

- Newspaper chain McClatchy

- Knight Foundation, a philanthropy and investment fund focused on the future of media

The remaining $535,000 will specifically fund our national launch, the development of additional user, data, and automation features, and the signing of an estimated 60 new customers in the near term.

Founders

Rebekah, Bruce, and Chris met as friends in Miami, and saw a problem: everyone they knew was excited about the community, but didn't have a good way to connect with other locals. We launched The New Tropic newsletter in 2015 to change that. Eighteen months later, it was a profitable business. We launched a second brand in 2017 in Seattle with two talented customers, and saw the same pattern: great talent, content, and user love, but a multitude of tech and business model challenges.

We started hearing from people around the world who wanted to launch similar brands for their communities, whether those were cities, demographic groups, professional industries, or just a personal interest. That helped us see a bigger opportunity: using our technology and model to empower customers to build their own businesses. We know how to make this happen, because we've been there.

Chris Sopher, Cofounder & CEO: previously at Knight Foundation, where he managed a portfolio of grants and investments in media technology; background in human-centered design and project management

Rebekah Monson, Cofounder & COO: previously at South Florida Sun Sentinel, University of Miami; a decade of experience in product/technology in newsrooms

Bruce Pinchbeck, Cofounder & CCO: previously at New World Symphony, Comcast, Philly.com; background in content production and creative strategy

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

WHEREBY.US ENTERPRISES, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[Purchase Amount] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], WhereBy.Us Enterprises, Inc., a Florida corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of

such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of such Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Crowd SAFE; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in such Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, elect to either (1) receive a cash payment equal to the Purchase Amount (subject to the following sentence) or (2) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section 1(b)(i)(1), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving shares of the CF Shadow Series and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by law.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.000001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 in cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued by the Company.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a legal, valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)	The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)	If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)	Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)	Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)	The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)	The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Miami, FL. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Company shall provide the Major Investor with at least ten (10) business days prior written notice ("**Notice**") of the First Equity Financing, including the price and terms thereof. Following such notice, the Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's securities.

(k)   In the event the Investor is a Major Investor, the Company shall provide the Major Investor with Notice, including the price and terms thereof, of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities**). The Major Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Major Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Major Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Major Investor in the manner provided in this clause. Failure by the Major Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

WHEREBY.US ENTERPRISES, INC.

By: _____
Name: Christopher Sopher
Title: President and CEO
Address: 1951 NW 7th Ave, Suite 600, Miami, FL 33136
Email: chris@whereby.us

INVESTOR:

By: _____
Name:

Exhibit A – CF Shadow Series Proxy

<center>**Irrevocable Proxy**</center>

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between WhereBy.Us Enterprises, Inc., a Florida corporation (the "*Company*"), and [Investor Name] (the "*Stockholder*"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC d/b/a Republic (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows, under Section 607.0731 of the Florida Business Corporations Act:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this irrevocable proxy or any subsequent date (the "*Shares*"), the Stockholder hereby grants to the Intermediary an irrevocable proxy under Section 607.0722(5) of the Florida Business Corporation Act to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the series of shares on which such CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to the Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform the Stockholder's obligations under this irrevocable proxy. This irrevocable proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Exhibit A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date   Date

EXHIBIT F
Video Transcript

Chris:	00:00	At whereby.us, our mission is to empower creators to build their own media business. I think right now on the internet, a lot of us feel the need for more community and connection with each other, with the world around us, with the things we're passionate about and there are a lot of people who are working on that. Journalists, independent writers, bloggers, YouTubers, Instagrammers. There are a lot of people who are creating content for a community and building a community of engaged people around it who are passionate about the same thing. The challenge is not that it's the business, it's how do you turn that engaged community into consistent high margin revenue that allows you to keep doing what you are passionate about and grow your business. We provide an all in one solution that lets creators build, grow and monetize a media brand for their community. Whether that's a city demographic group, professional industry, or just a common passion or interest. So right now we have five city focused brands around the country in Miami, Orlando, Portland, Seattle, and Pittsburgh. We're doing just over 195 K monthly revenue and next year we project to do just over 10 million in total revenue. This round will help us go to the next level of scale. We're going to be launching 60 new brands over the next year and we'll be launching new components on our technology including personalization and automation.
Ben:	01:13	I wanted to start bridgeliner because I was tired of media as kind of a dry lecture. I think what I wanted and what people, my generation one is media as a way to have a conversation.
Lance:	01:22	Miami is a place where things are moving so quickly and it can be hard to kind of fight through the noise and figure out exactly what is happening and how a person can go from a to B to C to actually being involved in it. We offer a chance for connection. We offer a chance for building community.
Ben:	01:38	There's no way I could have started bridgeliner by myself. I don't know code. I didn't take accounting. Uh, I don't have, uh, the ability to sort of start a business from scratch. So what whereby.us gave me was a business in a box.
Chris:	01:50	The three parts of our technology are a newsletter builder, our self service advertising system and our growth tools.
Lance:	01:56	whereby.us has created a really efficient and effective set of tools and programs that they use to make sending out our newsletter every day a really straightforward thing for creators to do. And so what it allows me to do is to not spend my time

worrying about MailChimp every morning. I can just focus on being out in the community.

Chris:	02:15	The self service ad system allows each of our creators to sell ads in their newsletters and on their website in a self service way. It's just like buying a Facebook or Google ad. So businesses or individuals that are part of these communities that want to reach other people in that community can purchase an ad, checkout with a credit card, put in their own creative and get automated reporting. And it allows us to create a much closer, more authentic kind of advertising because then you have advertisers who were part of that community advertising to other community members as opposed to everything being filled up with garbage from somewhere else on the internet.
Ben:	02:47	We've seen so many media experiments in the last 10 years fizzle out. I think one reason why whereby.us has continued to grow is that, uh, we have a laser focus on building revenue through the life cycle of the brand.
Lance:	02:59	We're able to just say, Hey, we want to try this, we want to experiment with this. And there aren't chains of command. There aren't family organizations that own our newspaper. There aren't a bunch of people that we have to tick off boxes for to go and try something.
Katie:	03:13	I'm never the smartest person in the room. There are always people on the team to bounce ideas off of and who have better ideas or can take our ideas and make them even bigger.
Ben:	03:23	What I love about whereby us is that it has a proven model that we can take in and plug into Portland, while kind of retaining the freedom and the independence to make it local, to make it true and authentic to Portland and to my vision.
Katie:	03:38	Without the help and support of whereby.us, Like it would not be possible. It'd be really, really, really slow growth. And even then, I think I would long burnout, I would give up. So if it wasn't for having a team to support in that manner, then I don't think I could do this.